Exhibit 24(b)(8.113)
THIRD AMENDMENT TO
THE PARTICIPATION AGREEMENT

Reference is made to the Participation Agreement dated September 15, 2000 (together with all amendments thereof and supplements and exhibits thereto, the "Agreement") by and among ING Life Insurance and Annuity Company ("Service Provider"), MFS Fund Distributors,
Inc. ("MFD"), and MFS Service Center, Inc. ("MFSC"), (collectively, “MFS”). Terms not otherwise defined herein have the definitions ascribed to them in the Agreement. Except as expressly amended hereby, the Agreement shall continue in full force and effect and unamended.
This Amendment to the Agreement (the "Amendment") shall take effect as of January 1, 2013.

1.	Schedule B of the Agreement is deleted and replaced in its entirety with the Schedule B attached hereto.

IN WITNESS WHEREOF, the undersigned have executed this Amendment by their duly authorized officers as of the date first set forth above.

ING LIFE INSURANCE AND ANNUITY		MFS FUND DISTRIBUTORS, INC.
COMPANY

By: /s/ James Jessee
By: /s/ Michelle Sheiowitz		Name: James A. Jessee
Name: Michelle Sheiowitz		Title: President
Title: VP

MFS SERVICE CENTER, INC.

By: /s/ Maureen Leary-Jago
Name: Maureen Leary-Jago
Title: President

1

SCHEDULE B

Separate Accounts and Funds and Share Classes subject to this Agreement

The Service Provider represents that it has established Variable Annuity Accounts B, D, F and I and Separate Account D.

The Administrative Fees

The Administrative Fees payable for each Account shall be calculated and paid on a quarterly basis, in an amount equal to the average net asset value of Shares of the Funds held by such
Account during the quarter, multiplied by the applicable per annum rate indicated below, multiplied by a fraction, the numerator of which is the number of days in the quarter and the denominator of which is 365.

To the extent Service Provider provides shareholder services to Plans that hold shares in Funds and Share Classes for which the Fund have adopted Rule 12b-1 Plan(s), MFS will pay Service
Provider an annual shareholder servicing fee upon the terms and conditions set forth in the applicable 12b-1 Plan(s) and in the then-current prospectuses of such Funds PROVIDED THAT
MFS shall be obligated to pay this fee solely to the extent it has received payment from the relevant Funds. Service Provider acknowledges and agrees that if it fails to notify MFS in writing within 90 days after the end of the calendar quarter that it either has not received a payment owed to it under this Agreement or if it disputes the calculation of the amount paid for such quarter, then Service Provider waives any and all rights to received such payment from
MFS.

In addition to the 12b-1 shareholder servicing fees referenced above, MFS shall pay an
Additional Fee on the average daily net asset value of all Plan assets invested in the Funds
(including assets invested through reinvestment of dividends and distributions) as follows:

FOR CLASS A SHARES*—Additional Fee=___%
FOR CLASS R SHARES*--

	Class R1	Class R2	Class R3	Class R4
Additional Fee	___%	___%	___%	___%

No fee shall be payable on Class R5.
FOR CLASS I SHARES—Additional Fee=___%
* MFS shall be obligated to pay this fee solely to the extent it has received payment from the relevant Fund(s).